Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Six Months Ended June 30, 2017
(millions of dollars)
Earnings, as defined:
Net income	$2,395
Income taxes	964
Fixed charges included in the determination of net income, as below	839
Amortization of capitalized interest	19
Distributed income of equity method investees	63
Less equity in earnings of equity method investees	97
Total earnings, as defined	$4,183

Fixed charges, as defined:
Interest expense	$790
Rental interest factor	37
Allowance for borrowed funds used during construction	12
Fixed charges included in the determination of net income	839
Capitalized interest	44
Total fixed charges, as defined	$883

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	4.74
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.